SELECTED PORTIONS OF THE PROSPECTUS
OF THE PARTNERSHIP, DATED OCTOBER 20, 1989

DESCRIPTION OF UNITS

The Units will represent a Limited Partnership Interest in the Partnership. Units will be evidenced by a Certificate of Limited Partnership Interest. Each Unit will represent a Limited Partnership Interest of $100.

The Limited Partners representing a majority of the outstanding Limited Partnership Interests may, without the concurrence of the General Partners, vote to take the following actions: (a) terminate the Partnership; (b) amend the limited Partnership Agreement, subject to certain limitations described in Section 12.04 of the limited Partnership Agreement; (c) approve or disapprove the sale of all or substantially all of the assets of the Partnership; or (d) remove or replace one or all of the General Partners. In addition, Limited Partners representing 10% of the Limited Partners Interests may call a meeting of the Partnership.

An assignee of Units shall not become a substituted Limited Partner in place of his assignor unless the written consent of the General Partners to such substitution shall have been obtained, which consent shall not be unreasonably withheld. An assignee who does not become a substituted Limited Partner shall be entitled to receive allocations and distributions attributable to the Unit properly transferred to him, but shall not have any of the other rights of a Limited Partner, including the right to vote as a Limited Partner and the right to inspect and copy the Partnership's books.

It is not anticipated that there will be a public trading market for the Units and the transferability of the Units will be subject to a number of restrictions. Accordingly, the liquidity of the Units will be limited and holders of the Units may not be able to liquidate their investment in the event of an emergency, except as permitted in the withdrawal provisions described below. Any transferee must be a person that would have been qualified to purchase Units in this offering and no transferee may acquire or hold less than 20 Units. No Unit may be transferred if, in the judgment of the General Partners, a transfer would jeopardize the status of the Partnership or cause a termination of the Partnership for federal income tax purposes. Transfers of the Units will generally require the consent of the California Commissioner of Corporations, except as permitted in the Commissioner's Rule. The certificates representing the Units will bear a legend setting forth this restriction. Additional restrictions on transfers of Units may be imposed under the securities laws of other states upon transfers occurring in or involving the residents of such states. In addition, no Limited Partner will be permitted to make any transfer or assignment of his Limited Partnership Interests if the General Partners determine such transfer or assignment would result in the Partnership being classified as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code or any rules, regulations or safe-harbor guidelines promulgated thereunder.

The Partnership will not repurchase any Units from the Limited Partners. However, the Limited Partners may withdraw from the Partnership after one year from the date of purchase in four quarterly installments subject to a 10% early withdrawal penalty being deducted from their Capital Account. Limited Partners may also withdraw after five years on an installment basis, generally a five year period in twenty installments or longer, without the imposition of any penalty. (See "SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT - Withdrawal from Partnership.")

SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the limited Partnership agreement for the Partnership, and is qualified in its entirety by the terms of the Agreement itself. Potential investors are urged to read the entire Agreement, which is set forth as Exhibit A to this Prospectus.

Rights and Liabilities of Limited Partners. The rights, duties and powers of Limited Partners are governed by the Limited Partnership Agreement and Sections 15611, et seq. of the California Corporations Code (the California Revised Limited Partnership Act) and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act.

Investors who become Limited Partners in the Partnership in the manner set forth herein will not be responsible for the obligations of the Partnership. However, they will be liable to the extent of any deficit in their capital accounts upon dissolution, and may also be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Limited Partners may constitute, wholly or in part, return of capital.

Limited Partners will have no control over the management of the Partnership, except that Limited Partners representing a majority of the outstanding Limited Partnership Interests may, without the concurrence of the General Partners, take the following actions: (a) terminate the Partnership (including merger or reorganization with one or more other partnerships); (b) amend the Limited Partnership Agreement; (c) approve or disapprove the sale of all or substantially all of the assets of the Partnership; or (d) remove and replace one or all of the General Partners. The approval of all Limited Partners is required to elect a new general partner to continue the business of the Partnership where there is no remaining General Partner after a General Partner ceases to be a general partner other than by removal. Limited partners representing 10% of the Limited Partnership Interests may call a meeting of the Partnership.

Capital Contributions. Interests in the Partnership will be sold in Units of $100, and no person may acquire less than 20 Units ($2,000). The General Partners have the discretion to accept subscriptions for fractional units in excess of the minimum subscription. The General Partners, collectively, will contribute the sum of l/10th of 1% of the Gross Proceeds to the capital of the Partnership.

Rights, Powers and Duties of General Partners. Subject to the right of the Limited Partners to vote on specified matters, the General Partners will have complete charge of the business of the Partnership. The General Partners are not required to devote full time to Partnership affairs but only such time as is required for the conduct of Partnership business. Any one of the General Partners acting alone has the power and authority to act for and bind the Partnership. The General Partners are granted the special power of attorney of each Limited Partner for the purpose of executing any document which the Limited Partners have agreed to execute and deliver.

Profits and Losses. Profits and losses of the Partnership will be allocated among the Limited Partners according to their respective outstanding capital accounts on a daily basis. Upon transfer of Units (if permitted under the Limited Partnership Agreement and applicable law), profit and loss will be allocated to the transferee beginning with the next succeeding calendar month. One percent (1%) of all Partnership profit and loss will be allocated to the General Partners.

Cash Distributions. Cash distributions will be made only to those Limited Partners who make the irrevocable written election, upon subscription for Units, to receive such distributions on a monthly, quarterly or annual basis. Other Limited Partners will receive credits to their capital accounts. Limited Partners may not change their elections after subscribing for Units. The General Partners will also receive cash distributions equal to 1% of total Partnership income.

As a result, the relative percentage of Partnership interests of non-electing Partners (including voting rights and shares of future income) will gradually increase due to the compounding effect of crediting income to their capital accounts, while the percentage interests of Limited Partners who receive cash distributions will decrease during the term of the Partnership.

Meetings. A General Partner, or Limited Partners representing 10% of the Limited Partnership Interests, may call a meeting of the Partnership on at least 30 days written notice. Unless the notice otherwise specifies, all meetings will be held at 2:00 P.M. at the office of the Partnership. Limited Partners may vote in person or by proxy at the Partnership meeting. A majority of the outstanding Limited Partnership Interests will constitute a quorum at Partnership meetings.

Accounting and Reports. The General Partners will cause to be prepared and furnished to the Limited Partners an annual report of the Partnership's operation, which will be audited by an independent accounting firm. Within 120 days after the close of the year covered by the report, a copy or condensed version will be furnished to the Limited Partners. The Limited Partners shall also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year.

The General Partners presently maintain the Partnership's books and records on the accrual basis for bookkeeping and accounting purposes, and also intend to use the accrual basis method of reporting income and losses for federal income tax purposes. The General Partners reserve the right to change such methods of accounting, upon written notice to Limited Partners. Any Limited Partners may inspect the books and records of the Partnership at all reasonable times.

Withdrawal from Partnership. A Limited Partner has no right to withdraw from the Partnership or to obtain the return of all or any portion of sums paid for the purchase of Units (or reinvested earnings with respect thereto) for at least one year after the date such Units are purchased. In order to provide a certain degree of liquidity to the Limited Partners, after the one year period, Limited Partners may withdraw all or part of their Capital Accounts from the Partnership in four quarterly installments beginning on the last day of the calendar quarter following the quarter in which the notice of withdrawal is given, subject to a 10% early withdrawal penalty. The 10% penalty is applicable to the amount withdrawn as stated in the Notice of Withdrawal. The entire 10% penalty will be deducted from the Capital Account and the balance paid to the Limited Partner in four quarterly installments. Withdrawal after the one year holding period and before the five year holding period will be permitted only upon the terms set forth above.

Limited Partners will also have the right after five years from the date of purchase of the Units to withdraw from the Partnership on an installment basis, generally, over a five-year period (in 20 equal quarterly installments), or over such longer period of time as the Limited Partner may desire or as may be required in light of Partnership cash flow. During this five-year (or longer) period, the Partnership will pay any distributions with respect to Units being liquidated directly to the withdrawing Limited Partner. No penalty will be imposed on withdrawals made in twenty quarterly installments or longer. Notwithstanding the five-year (or longer) withdrawal period, the General Partner will liquidate all or part of a Limited Partner's Capital Account in four quarterly installments beginning on the last day of the calendar quarter following the quarter in which the notice of withdrawal is given. Such liquidations shall, however, be subject to a 10% early withdrawal penalty applicable to any sums withdrawn prior to the time when such sums could have been withdrawn pursuant to the five-year (or longer) withdrawal period. The 10% penalty will be deducted from the Limited Partners' Capital Account.

The 10% early withdrawal penalty will be received by the Partnership, and a portion of the sums collected as such penalty will be applied toward the next installment(s) of principal under the Formation Loan owed to the Partnership by Redwood Home Loan Company. Such portion shall be determined by the ratio between the initial amount of the Formation Loan and the total amount of other organization and syndication costs incurred by the Partnership in this Offering. The balance of any such early withdrawal penalties shall be retained by the Partnership for its own account. (See "PLAN OF DISTRIBUTION—Formation Loan"). Limited Partner may commence withdrawal (or partial withdrawal) from the Partnership in installments by surrendering Units as of the end of any calendar quarter. The amount that a withdrawing Limited Partner will receive from the Partnership is based on the withdrawing Limited Partner's capital account. A capital account is a sum calculated for tax and accounting purposes, and may be greater than or less than the fair market value of such investor's Limited Partnership Interest in the Partnership. The fair market value of a Limited Partner's interest in the Partnership will generally be irrelevant in determining amounts to be paid upon withdrawal, except to the extent that the current fair market value of the Partnership's loan portfolio is realized by sales of existing loans (which sales are not required to be made).

The Partnership will not establish a reserve from which to fund withdrawals and accordingly, the Partnership's capacity to return a Limited Partner's capital account is restricted to the availability of Partnership cash flow. For this purpose, cash flow is considered to be available only after all current Partnership expenses have been paid (including compensation to the General Partners and affiliates) and adequate provision has been made for the payment of all monthly cash distributions on a pro rata basis which must be paid to Limited Partners who elected to receive such distributions upon subscription for Units. The Partnership shall use any remaining cash flow to return the capital accounts to a withdrawing Limited Partner over the preferred twenty-installment or longer withdrawal period, ERISA plans withdrawing after five years over four quarterly installments, (which need such sums to pay retirement benefits), to all other early withdrawing Limited Partners withdrawing after five years, and then to Limited Partners withdrawing after one year over four quarterly installments.

If current cash flow of the Partnership is inadequate to return a Limited Partner's capital account within the time periods stated above, the Partnership is not required to liquidate any Partnership Loans prior to maturity for the purposes of liquidating the capital account of a withdrawing Limited Partner, and is merely required to continue paying whatever cash flow is available to withdrawing Limited Partners until their liquidation schedules are being adhered to once again. Finally, the General Partners may not within any 12-month period liquidate more than 20% of the total Partnership capital accounts outstanding at the beginning of such 12-month period. Notwithstanding the 20% limitation, the General Partners shall have the discretion to further limit the percentage of the total Limited Partner's Capital Accounts that may be withdrawn in order to comply with any Regulation to be enacted by the IRS pursuant to Section 7704 of the Code and the safe harbor provision set forth in Notice 88-75 to avoid the Partnership being taxed as a corporation. Except as provided above, withdrawal requests will be considered by the General Partners in the order received.

Upon dissolution and termination of the Partnership, a five-year winding-up period is provided for liquidating the Partnership's loan portfolio and distributing cash to Limited Partners. Due to high prevailing interest rates or other factors, the Partnership could suffer reduced earnings (or losses) if a substantial portion of its loan portfolio remains and must be liquidated quickly at the end of such winding-up period. Limited Partners who complete a withdrawal from the Partnership prior to any such liquidation will not be exposed to this risk. Conversely, if prevailing interest rates have declined at a time when the loan portfolio must be liquidated, unanticipated profits could be realized by those Limited Partners who remained in the Partnership until its termination.

Restrictions on Transfer. The Limited Partnership agreement places substantial limitations upon transferability of Limited Partnership Interests. Any transferee must be a person that would have been qualified to purchase a Limited Partnership Unit in this offering and no transferee may acquire or hold less than 20 Limited Partnership Units. No Limited Partnership Unit may be transferred if, in the judgment of the General Partners, a transfer would jeopardize the status of the Partnership as a partnership or cause a termination of the Partnership for federal income tax purposes. The written consent of the California Commissioner of Corporations is also required prior to any sale or transfer of Units except as permitted. In addition, no Limited Partner will be permitted to make any transfer or assignment of his Limited Partnership Interest if the General Partners determine such transfer or assignment would result in the Partnership being classified as a "publicly traded partnership" with the meaning of Section 7704(b) of the Code or any rules, regulations or safe harbor guidelines promulgated thereunder.

A transferee may not become a substituted Limited Partner without the consent of the General Partners. A transferee who does not become a substituted Limited Partner has no right to any information regarding the Partnership or to inspect the Partnership's books, but is entitled only to the share of income or return of capital to which the transferor would be entitled.

General Partners' Interest. Any General Partner, or all of them, may retire from the Partnership at any time upon six months written notice to all Limited Partners, in which event a retiring General Partner would not be entitled to any termination or severance payment from the Partnership, except for the return of his capital account balance. A General Partner may also sell and transfer his general partner interest in the Partnership (including all powers and authorities associated therewith) for such price as he shall determine in his sole discretion, and neither the Partnership nor the Limited Partners will have any interest in the proceeds of such sale. However, the successor General Partner must be approved by Limited Partners holding a majority of the outstanding Limited Partnership Interest. In the event that all of any one of the initial General Partners are removed by the vote of a majority of Limited Partners and a successor General Partner(s) is thereafter designated, prior to becoming a successor or additional General Partner, such designated General Partner shall sign a written document (i) acknowledging that RHL Co., an affiliate of the initial General Partners, was repaying the Formation Loan with the proceeds it earned from loan brokerage commissions on Partnership loans and other fees paid by the Partnership; and (ii) agreeing that in the event such successor General Partner(s) elects to use other loan brokerage firm for the placement of Partnership Loans, RHL Co. shall immediately be released from all further obligations under the Formation Loan (except for a proportionate share of the principal installment due at the end of that year, prorated according to the days elapsed). If all of the General Partners are removed, no other General Partners are elected, the Partnership is liquidated and RHL Co. is no longer receiving payments for services rendered, the debt on the Formation Loan shall be forgiven by the Partnership and RHL Co. will be immediately released from any further obligation under the Formation Loan.

Term of Partnership. The term of the Partnership commenced on the day the Limited Partnership Agreement was executed, and will continue until December 31, 2029. The Partnership will dissolve and terminate if any one of the following occurs: (1) upon the removal, death, retirement, insanity, dissolution or bankruptcy of a General Partner, unless the business of the Partnership is continued by a remaining General Partner, if any, or if there is no remaining General Partner, by a new General Partner elected to continue the business of the Partnership by all the Limited Partners (or by a majority-in-interest of the Limited Partners, in the case of removal); (2) upon the affirmative vote of a majority-in interest of the Limited Partners; (3) upon the sale of all or substantially all (i.e., at least 70%) of the Partnership's assets; or (4) otherwise by operation of law.

Winding Up. The Partnership will not terminate immediately upon the occurrence of an event of dissolution, but will continue until its affairs have been wound up. Upon dissolution of the Partnership, the General Partners will wind up the Partnership's affairs by liquidating the Partnership's assets as promptly as is consistent with obtaining the fair current value thereof, either by sale to third parties or by collecting loan payments under the terms of the loan. All funds received by the Partnership shall be applied to satisfy or provide for Partnership debts and the balance shall be distributed to partners in accordance with the terms of the limited Partnership Agreement.